NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the shareholders of ERO COPPER CORP. (the “Company” or “Ero”) will be held: When: Thursday, April 24, 2025 3:30 p.m. (Vancouver time) Where: Blake, Cassels & Graydon LLP (Pacific Boardroom) 1133 Melville Street, Suite 3500, Vancouver, B.C. The following items of business will be covered at the Meeting: 1. receive the audited consolidated financial statements of the Company for the financial year ended December 31, 2024, and the auditor’s report thereon; 2. set the number of directors at ten (10) for the ensuing year; 3. re-elect ten (10) directors to hold office for the ensuing year; 4. reappoint KPMG LLP, Chartered Professional Accountants, as the auditor of the Company for the ensuing year, and authorize the directors to fix the remuneration to be paid to the auditor; 5. authorize and approve a non-binding advisory “say on pay” resolution accepting the Company’s approach to executive compensation; and 6. transact such other business as may be properly brought before the Meeting. The accompanying management information circular (the “Circular”) provides additional information relating to the matters to be addressed at the Meeting, who can vote and how to vote. Please read it carefully before voting. If you owned common shares of Ero as of the close of business on March 5, 2025 (the record date for the Meeting), you are entitled to receive notice of and vote at the Meeting or at any adjournment or postponement thereof. Registered shareholders of Ero are entitled to vote at the Meeting either in person or by proxy. Registered Shareholders who are unable to attend the Meeting in person are encouraged to read, complete, sign, date and return the enclosed proxy form in accordance with the instructions set out in the proxy form and in the Circular. In order to be valid for use at the Meeting, proxies must be received by Computershare Investor Services Inc. ("Computershare"), Proxy Dept., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1 in the envelope provided for that purpose, or vote using the telephone or internet based on instructions provided in the enclosed proxy form no later than 3:30 p.m. (Vancouver time) on April 22, 2025, or in the case of any adjournment or postponement of the Meeting, at least 48 hours (excluding Saturdays, Sundays and holidays), before the Meeting is reconvened. Please advise the Company of any change in your mailing address. The time limit for deposit of proxies may be waived or extended by the Chairman of the Meeting at his discretion, without notice.

Important Notice Regarding Notice and Access If you are a non-registered shareholder of Ero, you have received these materials, along with a voting instruction form ("VIF"), through your securities broker, custodian, nominee, fiduciary, or other intermediary holding your common shares on your behalf in accordance with applicable requirements of securities regulators. Please follow the voting instructions that you receive from your intermediary. Your intermediary is responsible for properly executing your voting instructions. Please refer to the section in the Circular entitled “Solicitation of Proxies and Voting Instructions” for additional information on how to vote your common shares. We are using the "notice and access" model to deliver the Circular and any other proxy-related materials (collectively, the "Proxy Materials") to shareholders by providing electronic access to such materials instead of mailing paper copies. Notice and access is an environmentally friendly and cost-effective way to distribute these materials since it reduces printing and mailing costs. The Proxy Materials are available on the Company's website at https://erocopper.com/ investors/agm-materials/ and under the Company's profile on SEDAR+ at www.sedarplus.ca/ landingpage/ and EDGAR at www.sec.gov. Please review the Circular before voting. Any shareholder may request paper copies of the Proxy Materials be mailed to them at no cost. Requests for paper copies prior to the Meeting can be made using your Control Number as it appears on your form of proxy or VIF and calling the following toll free number: Shareholders with a 15 Digit Control Numbers Shareholders with a 16 Digit Control Number Within North America - 1-866-962-0498 (toll free) Within North America - 1-877-907-7643 (toll free) Outside of North America - 1-514-982-8716 (toll free) Outside of North America - 1-303-562-9305 (toll free) Requests for paper copies on or after the Meeting can be made by calling the Company's transfer agent, Computershare, at 1-800-564-6253 (toll free) or 1-514-982-7555 (toll free). Paper copies of the Proxy Materials will be sent to you within three business days of receiving your request if received in advance of the Meeting or within ten calendar days if a request is received on or after the date of the Meeting and within one year of the date the Proxy Materials were filed on SEDAR+. If you wish to receive a paper copy of any of these materials before the April 22, 2025 proxy voting deadline noted above, please contact Computershare by no later than 5 p.m. (Vancouver time) on April 12, 2025. Should you have any questions about notice and access, please call Computershare at 1-866-964-0492 (toll free). DATED at Vancouver, British Columbia, this 6th day of March, 2025. BY ORDER OF THE BOARD OF DIRECTORS /s/ David Strang David Strang Executive Chairman